SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2020
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Registration as Corporate Taxpayer (CNPJ): 76.483.817/0001-20

PUBLICLY HELD COMPANY

Brazilian SEC Registration no. 1431-1

MINUTES OF THE TWO HUNDRED AND THIRD ORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE: June 17, 2020- 8:30 a.m. 3. PRESIDING BOARD: MARCEL MARTINS MALCZEWSKI - Chairman; and DENISE TEIXEIRA GOMES - Meeting Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS:

I.	The Board of Directors received updated information about the Company's financial standing and the Contingency Plan (Covid-19).
II.

The Board of Directors, in compliance with what was determined at the 65th Ordinary General Meeting of April 28, 2020, resolved unanimously to approve the payment of dividends (Interest on Capital Stock - JCP) in two installments, the first of which on June 29, 2020, in the amount of R$321,500,000.00 (three hundred and twenty-one million and five hundred thousand reais) and the second installment, of equal value, at a date to be determined.

III.

The Board of Directors, upon the recommendation of the Statutory Audit Committee, unanimously approved the execution of a loan agreement between Copel Telecomunicações S.A. and Copel (Holding Company), considering the availability of resources in the period and the commutativity of the conditions of the operation.

IV.

The Board of Directors, in accordance with the recommendation of the Statutory Audit Committee, unanimously decided to appoint Ms. Marília Azevedo Bassan Franco da Rocha as Chief Official of Internal Audit..

V.	The Board of Directors unanimously approved the final version of Copel's Annual Public Policy and Corporate Governance Letter, as well as authorized its publication.
VI.	The Board of Directors assessed information, discussed the matter and presented its recommendations for a preliminary proposal to revise the Company's Bylaws.
VII.	The Board of Directors, in accordance with the recommendation of the Statutory Audit Committee, unanimously approved a proposal to revise Copel's Integrity Program.
VIII.	The Board of Directors appreciated and discussed information contained in the Company's Strategic and Corporate Risk Portfolio for the second quarter of 2020 and presented its recommendations.
IX.

The Board of Directors met, discussed and presented its recommendations to Copel Comercialização S.A.'s Business Plan from 2020 to 2024, adjusted to the new scenario arising from the new coronavirus pandemic (Covid-19).

X.

The Board of Directors unanimously decided, considering the new auction of Sercomtel S.A. Telecommunications, to approve the assignment of Copel's preemptive right conditional on the possibility of the Company exercising a put option on its shares under the same conditions as the subscription of new shares to increase the capital stock of Sercomtel Telecomunicações S.A., in accordance with the conditions explained in the documentation made available and which remains under the Company's custody.

XI.	The Board of Directors appreciated and discussed the issue related to the status of the generation operations due to the current drought in the southern region of the country.
XII.	The Board of Directors received an update on the Company's dam safety plan and requested additional studies.
XIII.	The Board of Directors received report on the Company's Especial Committees works.
XIV.	The Board of Directors received a report from the Statutory Audit Committee on various matters and discussed the topics.
XV.	The Board of Directors received report from the Chief Executive Officer on various corporate subjects and discussed the topics.

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - Chairman; DANIEL PIMENTEL SLAVIERO -  Executive Secretary; ADRIANA ANGELA ANTONIOLLI; CARLOS BIEDERMANN; GUSTAVO BONINI GUEDES; LEILA ABRAHAM LORIA; LUIZ CLAUDIO MAIA VIEIRA; MARCO ANTÔNIO BARBOSA CÂNDIDO; OLGA STANKEVICIUS COLPO; and DENISE TEIXEIRA GOMES - Meeting Secretary.

This is a free translation of the summary of the minutes of Copel’s 203rd Ordinary Board of Directors’ Meeting drawn up in the Company’s Book no. 11.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date June 18, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.